
PRODUCTION

PRODUCTION

EDIT CAMPAIGN

Type of Security	Percentage Revenue	Days Left
Revenue Share	5%	23

Share:

Founded Sep 2016
Brooklyn, NY
Food Service

HIGHLIGHTS
http://www.production-brooklyn.com

Less than 20% Funded — Committed **$0**

Target: **$250,000 - $1,000,000**
Minimum Investment: **$100**

ABOUT | TEAM | DOCUMENTS | OVERVIEW AND TERMS | FAQ | ASK A QUESTION | INVEST

ABOUT PRODUCTION

PRODUCTION:
Production is a new project by the people behind Stillwater Artisanal. Located within a converted warehouse on Kingsland Avenue in Greenpoint, PRODUCTION will be an experimental fermentation facility, creatively integrating a brewery, eatery, bar and event space into a community hub for beer lovers, gourmands, and creatives alike.

More about Stillwater:

Officially launched in 2010, Stillwater Artisanal is the brainchild of Brooklyn-based artist Brian Strumke, whose past life as an internationally renowned electronica DJ and producer led him down a path to crafting some of the world's most unique and highest-rated beers. Labeled a nomadic 'gypsy' brewing venture, Stillwater was one of the worlds first companies brewing across the world - and is anything but typical. Brian, a self-described 'Beer Designer', uses other brewers' capacity to brew and create. Thus, the resulting beer becomes a collaborative and innovative platform.

Known for his unique and unconventional brewing methods, Brian made a mark in the community rather quickly and gained a loyal following of fans that sought out his exclusive, high-quality beers. In 2010, after 5 years of backyard brewing, Brian took Stillwater Artisanal to the public. Working with many facilities around the globe, Brian now travels the world, hand-crafting unique artisan brews with intricate use of herbs, spices, and wild yeasts. Going into its eighth business year, Stillwater continues to synthesize art and beer by collaborating with like-minded visionaries to create boundary-pushing concepts.

Within its first official year, Stillwater Artisanal was ranked at #2 in the 'Best New Brewers in the World' category by international beer rating resource Ratebeer.com and has remained in the global 'Top 100' since ever since. Stillwater Artisanal is now distributed in more than 38 U.S. States as well as Canada, Europe, South America, Asia and Australia.

WHY YOU SHOULD INVEST

For the vision, and for the people involved. After more than seven years in business as a world-renowned 'nomadic brewer', Brian believed it was time to create a physical space that embodied the unique concepts and innovative creativity behind Stillwater Artisanal.
As a separate entity, Production will carry a strong identity (visual and otherwise) that will make the brand unique and desirable. By localizing the global presence of Stillwater, Production will offer investors, guests and visitors the chance to be a part of something larger.


PRODUCTION


PRODUCTION



HOW WE INTEND TO MAKE MONEY

In addition to the abstract values of the project, we intend to offer a large array of in-house crafted beverages (inventive beers, kombucha, and other liquids), foods (served from a full-service kitchen, as well as pantry goods available for purchase & take-away), and branded merchandise.

In part with our hospitality agenda, we will offer a complete bar (with rotating taps, and an auxiliary focus on local spirits, cocktails, & natural wine), table service for diners, and an enviable coffee program (to stay or take away).

Structuring Production around a recognizable and revenue-driven food & beverage plan will allow us to creatively expand into other methods of earning including concerts, art shows, private events, tours, and new products, among others.

WHY WE ARE RAISING CAPITAL, AND WHAT WE'LL DO WITH IT

By opening our investorship to the public, we are hoping to raise money in a new, exciting way; one that is more community-driven.

We plan to build a state-of-the-art facility that would include, but is not limited to: a fermentation/barrel-aging room, a fully equipped bar (offering cocktails and wine, in addition to brews), a professional kitchen, a production space for food merchandise (like pickles and other fermented goods), multi-level seating areas, a sound system for musical performances and DJs, gallery space for artworks, a storefront for merchandise (branded pieces, local goods, as well as cans/bottles, food items, etc), and a cafe for coffee & tea. With such a large space, the creative opportunities are limitless.

OUR FUNDING STRUCTURE

The total estimated cost to achieve our goals with Production is about $1.8 million. Our goal is to raise $1 million through contributions made by our Revenue-Share investors using Regulation CF authorized platform Growth Fountain.
Investors will be considered debtors and will receive 5% of Production's gross revenues, up to a 200% cash-on-cash return, paid on an annual basis. Our projections estimate that the capped rate of return will be paid back to revenue-share investors within nine years.

OUR SPACE

We've signed and executed a ten year lease at 321 Kingsland Avenue, Brooklyn, NY - a 6,000 square-foot multi-level warehouse in Greenpoint with immense potential. As part of our agreement with the landlord, the first two years are cost-free. This location is already properly zoned for our concept, and our construction plans include work that is authorized to be conducted upon the premises.

Walking into Production, visitors will experience a spacious, multi-level, post-industrial/modern atmosphere including exposed brick walls and iron work, alongside a two-story glass façade, and other contemporary design aspects. The open floorplan allows each individual construction concept to meet the visitors eye at once : sub-level barrel room, upper level venue and gallery, main level dining room, cafe and bar - generating a compelling visual experience upon arrival.

USE OF FUNDS

Funds will be used to pay for completing renovations on the warehouse space to build-out the fermentation & barrel-aging rooms, purchase our brewing and restaurant equipment, furnish the guest areas, and provide the working capital that we need to start and sustain the business.
Please see the attached investor deck which includes a fully detailed breakdown of the business' intended use of funding.

TEAM



BRIAN STRUMKE
President + CEO

After years of worldwide touring as a DJ and producer, Brian Strumke decided to transfer his creative energy into designing nouveau translations of existing beer s... Read More

Baltimore, Maryland



ROBERT LORENZO
Vice President

Robert Lorenzo has worked in the restaurant industry for over twenty years. Beginning in 2002 with opening Biscuit in Prospect Heights, Robert has entrenched himself in... Read More



ALEK MARFISI
Financial Officer + Controller

Alek Marfisi owns Upwind Strategies, a small business consultancy and professional services company that makes a matching microloan to entrepreneurs in developing count... Read More



MIKE VAN HALL
Production Art Director

Mike Van Hall is an artist and designer known for creating provocative and engaging art in the world of food and drink.
... Read More

ARTICLES AND PRESS

"Beer Makers Who Used Other Breweries Are Opening Their Own"
- The New York Times

"Stillwater brewery opening first production facility in New York "
- Baltimore Business Journal

"The concept of Stillwater as an art collective, and the existence of a diehard following that they refer to simply as "the cult""
- Brightest Young Things

DOCUMENTS

Official filing on SEC.gov
Company documents: Financials
Company documents: Investor Presentation

OVERVIEW AND TERMS

FUNDRAISING DESCRIPTION

Type of Security	Percentage Revenue
Revenue Share	5%
Target Minimum Raise Amount	Target Maximum Raise Amount
$250,000	$1,000,000
Minimum Investment	Cap
$100	2X

PERKS

Invest $100 or more	Thank you for being part of Production's success! You'll get a branded Production T-Shirt featuring artwork by renowned artist and Stillwater contributor Mike Van Hall, as well as a free beer on your birthday, every year!
Invest $500 or more	As an investor of over $500, you'll get a 50% discount off of food and in-house beer at Production twice a year, plus the all the perks investors get below this amount.
Invest $1,000 or more	Invest over $1,000 and you will get a voucher good for three 750ml bottles of 'Partner Exclusive' barrel-aged Production beer, as well as vouchers guaranteeing your purchase of special-release beers. We'll only put out a limited supply of each release, and with your voucher you're guaranteed a reserved amount! You'll also receive all the perks investors get below this amount.
Invest $2,500 or more	Invest over $2,500 in Production and you'll get a one-on-one brewing lesson on-premise with our expert team, dinner for you and a friend at Production, and four cases of Production Beer. You'll also receive all the perks investors get below this amount.
Invest $10,000 or more	If you invest over $10,000, we'll brew your very own custom beer. Our expert brewers will walk you through the selection of grains and yeast, you'll write a recipe with Brian Strumke, we'll have in-house artist Mike Van Hall create a custom design for your label, and package 10 cases for your use! You'll also receive all the perks investors get below this amount.
Invest $25,000 or more	If you invest over $25,000, we will design a custom beer fridge or kegerator for your home or office - fully stocked with Production beer! You'll also receive all the perks investors receive below this amount.
Invest $50,000 or more	For $50,000 investment, you'll receive an investor discount of 10% on food & drink at Production, until your investment is repaid. Additionally, you'll be entitled to VIP-access for each beer release & all special events - guaranteeing you exposure to everything new & exciting at Production.
Invest $100,000 or more	For $100,000 investment, you and a friend will tag along with Production to an all-inclusive beer festival. You'll also receive an investor discount of 10% on food & drink at Production, until your investment is repaid. Additionally, you'll be entitled to VIP-access for each beer release & all special events - guaranteeing you exposure to everything new & exciting at Production.
Invest $500,000 or more	Investing $500,000 will get you a custom-designed bar for your home or office - we'll tailor a fully functioning beer bar with 3 taps and a refrigerator to your space - fully stocked - anywhere you want it! We'll also treat you and a friend to an international brewing trip with owner Brian Strumke.
Invest $1,000,000 or more	$1 Million gets an all-inclusive, around-the-world beer adventure for you + 3 friends with owner Brian Strumke. You'll see a minimum of 3 countries, & get a priceless behind-the-scenes look at the nomadic brewing lifestyle. While abroad, you'll brew a custom beer - designed with Brian - with label art by Mike Van Hall. You'll get cases of the beer, in addition to it's release in the international marketplace. This perk is customizable & designed to make all your global beer dreams come true.

FAQ

How will investors be kept up-to-date on the business' performance?

Production plans to produce up-to-date financial statements on a quarterly basis and deliver them to all investors, including a letter explaining the figures and business conditions.

ASK A QUESTION

Type your text here... SUBMIT

I'd Like to Invest in PRODUCTION !

INVEST IN THIS COMPANY